UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

EQT CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

26884L109

(CUSIP Number)

August 22, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Q-XcL Holdings I (VI) Investment Partners, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0 (1)
	6	Shared Voting Power 0 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,808,749

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,808,749
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 2.63% (2)
12	Type of Reporting Person OO (Limited Liability Company)

(1)

Pursuant to that certain Voting Trustee Agreement, dated as of August 24, 2023 (the “Voting Trustee Agreement”), by and among Q-XcL Holdings I (VI) Investment Partners, LLC (“Q-XcL”), Q-TH Appalachia (VI) Investment Partners, LLC (“Q-TH”), U.S. Bank Trust Company, National Association (the “Voting Trustee”), and, for the limited purposes set forth therein, EQT Corporation, a Pennsylvania corporation (the “Issuer”), Q-XcL assigned any and all of its voting power with respect to the shares of the Issuer’s common stock, no par value (“Common Stock”), reported by Q-XcL herein to the Voting Trustee.

(2)	The percentage set forth in Row 11 of this Cover Page is based on the 411,257,477 shares of Common Stock outstanding as of August 22, 2023.

1	Name of Reporting Person Q-TH Appalachia (VI) Investment Partners, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0 (1)
	6	Shared Voting Power 0 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 33,137,359

9	Aggregate Amount Beneficially Owned by Each Reporting Person 33,137,359
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 8.06% (2)
12	Type of Reporting Person OO (Limited Liability Company)

(1)	Pursuant to the Voting Trustee Agreement, Q-TH assigned any and all of its voting power with respect to Common Stock reported by Q-TH herein to the Voting Trustee.
(1)	The percentage set forth in Row 11 of this Cover Page is based on the 411,257,477 shares of Common Stock outstanding as of August 22, 2023.

1	Name of Reporting Person QEM VI, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 43,946,108 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 43,946,108 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 10.69% (2)
12	Type of Reporting Person HC, OO (Limited Liability Company)

(1)

Includes 10,808,749 shares of Common Stock held directly by Q-XcL and 33,137,359 shares of Common Stock held directly by Q-TH. QEM VI, LLC (“QEM VI”) is the managing member of each of Q-XcL and Q-TH. Therefore, QEM VI may be deemed to share voting and dispositive power over the securities held by each of Q-XcL and Q-TH and may also be deemed to be the beneficial owner of these securities. As set forth later in this Schedule 13G, QEM VI disclaims beneficial ownership of such Common Stock in excess of its pecuniary interest in such Common Stock.

(2)	The percentage set forth in Row 11 of this Cover Page is based on the 411,257,477 shares of Common Stock outstanding as of August 22, 2023.

1	Name of Reporting Person S. Wil VanLoh, Jr.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 43,946,108 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 43,946,108 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 10.69% (2)
12	Type of Reporting Person IN, HC

(1)

Includes 10,808,749 shares of Common Stock held directly by Q-XcL and 33,137,359 shares of Common Stock held directly by Q-TH. QEM VI is the managing member of each of Q-XcL and Q-TH. Therefore, QEM VI may be deemed to share voting and dispositive power over the securities held by each of Q-XcL and Q-TH and may also be deemed to be the beneficial owner of such securities. Any decision taken by QEM VI to vote, or to direct to vote, and to dispose, or to direct the disposition of, the securities held by each of Q-XcL and Q-TH must respectively be approved by a majority of the members of QEM VI’s investment committee, and such majority must include S. Wil VanLoh, Jr. Therefore, Mr. VanLoh may be deemed to share voting and dispositive power over the securities held by QEM VI and may also be deemed to be the beneficial owner of such securities. As set forth later in this Schedule 13G, Mr. VanLoh disclaims beneficial ownership of the Common Stock held by Q-XcL and Q-TH in excess of his pecuniary interest in such Common Stock.

(2)	The percentage set forth in Row 11 of this Cover Page is based on the 411,257,477 shares of Common Stock outstanding as of August 22, 2023.

1	Name of Reporting Person U.S. Bank Trust Company, National Association
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 43,946,108 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 43,946,108 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 10.69% (2)
12	Type of Reporting Person BK

(1)

Includes 10,808,749 shares of Common Stock held directly by Q-XcL and 33,137,359 shares of Common Stock held directly by Q-TH. Pursuant to the Voting Trustee Agreement, each of Q-XcL and Q-TH assigned any of all of its respective voting power with respect to the shares of Common Stock reported by Q-XcL and Q-TH herein to the Voting Trustee. The Voting Trustee, as the sole holder of the voting power of such Common Stock, may be deemed to be a beneficial owner of such Common Stock. As set forth later in this Schedule 13G, the Voting Trustee disclaims beneficial ownership of the Common Stock held by Q-XcL and Q-TH.

(2)	The percentage set forth in Row 11 of this Cover Page is based on the 411,257,477 shares of Common Stock outstanding as of August 22, 2023.

EXPLANATORY NOTE

Item 1(a).	NAME OF ISSUER

EQT Corporation (the “Issuer”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania

Item 2(a).	NAME OF PERSON FILING

This Schedule 13G is being jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 99.1, by the following entities and persons. Q-XcL, Q-TH, QEM VI (each as defined herein) and Mr. VanLoh are collectively referred to herein as the “Quantum Reporting Persons”. The Quantum Reporting Persons, together with the Voting Trustee, are referred to herein as the “Reporting Persons”.

(i)	Q-XcL Holdings I (VI) Investment Partners, LLC, a Delaware limited liability company;

(ii)	Q-TH Appalachia (VI) Investment Partners, LLC, a Delaware limited liability company;

(iii)	QEM VI, LLC, a Delaware limited liability company;

(iv)	S. Wil VanLoh, Jr.; and

(v)	U.S. Bank Trust Company, National Association.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the principal business office of each of the Quantum Reporting Persons is 800 Capitol Street, Suite 3600, Houston, Texas 77002. The address of the principal business office of each of the Voting Trustee is 111 Fillmore Avenue East, Saint Paul, Minnesota 55107.

Item 2(c).	CITIZENSHIP

(i)	Q-XcL - Delaware

(ii)	Q-TH - Delaware

(iii)	QEM VI - Delaware

(iv)	Mr. VanLoh – United States of America

(v)	Voting Trustee – United States of America

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, no par value

Item 2(e).	CUSIP NUMBER

The CUSIP number of the Common Stock is 26884L109.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

Item 4.	OWNERSHIP

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

10,808,749 shares of Common Stock reported herein are directly held by Q-XcL and 33,137,359 shares of Common Stock reported herein are directly held by Q-TH. QEM VI is the managing member of each of Q-XcL and Q-TH. Therefore, QEM VI may be deemed to share voting and dispositive power over the securities held by Q-XcL and Q-TH and may also be deemed to be the beneficial owner of such securities. QEM VI disclaims beneficial ownership of such securities, including in the Common Stock reported herein, in excess of its pecuniary interest in the securities. Any decision taken by QEM VI to vote, or to direct to vote, and to dispose, or to direct the disposition of, the securities held by each of Q-XcL and Q-TH must respectively be approved by a majority of the members of QEM VI’s investment committee, and such majority must include Mr. VanLoh. Therefore, Mr. VanLoh may be deemed to share voting and dispositive power over the securities held by each of Q-XcL and Q-TH and may also be deemed to be the beneficial owner of such securities. Mr. VanLoh disclaims beneficial ownership of such securities, including in the Common Stock reported herein, in excess of his pecuniary interest in the securities.

Pursuant to the Voting Trustee Agreement, each of Q-XcL and Q-TH assigned its respective voting power of the Common Stock reported herein to the Voting Trustee. The Voting Trustee, as the sole holder of the voting power of the Common Stock reported herein, may be deemed to be a beneficial owner of such Common Stock. The Voting Trustee holds no dispositive power over the Common Stock reported herein, has no pecuniary interest in the Common Stock reported herein and disclaims beneficial ownership of the Common Stock reported herein.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons expressly declare that the filing of this schedule shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person, and such beneficial ownership is expressly disclaimed.

The percentages used in this Schedule 13G are calculated based upon the 411,257,477 shares of Common Stock outstanding as of August 22, 2023.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☐.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: August 30, 2023

Q-XCL HOLDINGS I (VI) INVESTMENT PARTNERS, LLC

/s/ James V. Baird
Name: James V. Baird
Title: General Counsel

Q-TH APPALACHIA (VI) INVESTMENT PARTNERS, LLC

/s/ James V. Baird
Name: James V. Baird
Title: General Counsel

QEM VI, LLC

/s/ James V. Baird
Name: James V. Baird
Title: General Counsel

S. WIL VANLOH, JR.

/s/ S. Wil VanLoh, Jr.
S. Wil VanLoh, Jr.

U.S. Bank Trust Company, National Association

/s/ Benjamin J. Krueger
Name: Benjamin J. Krueger
Title: Vice President

EXHIBIT INDEX

Exhibit No.

Exhibit 99.1	Joint Filing Agreement, dated as of August 30, 2023, by and among the Reporting Persons (filed herewith)